SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                          Commission File Number 001-07149

                           NOTIFICATION OF LATE FILING

  (Check One): X Form 10-K __ Form 11-K __ Form 20-F __ Form 10-Q __ Form N-SAR

                      For Period Ended: December 31, 2001

 Transition Report on Form 10-K                   Transition Report on Form 10-Q
 Transition Report on Form 20-F                  Transition Report on Form N-SAR
 Transition Report on Form 11-K

                        For the Transition Period Ended:

                         Nothing in this form shall be
                          construed to imply that the
                          Commission has verified any
                             information contained
                                    herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:   ITIS Inc.

Former Name if Applicable: Planet Resources, Inc.; Internet Law Library, Inc.

Address of Principal Executive Office (Street and number):
     4301 Windfern Road, Suite 200

City, state and zip code:  Houston, Texas 77041

                                     Part II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense. (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

When the Company delivered Form 10-K to the EDGARIZING firm, the Company was advised that the document had been submitted in time to provide for timely filing. However, due to computer problems at the EDGARIZING firm, the Company was advised at 4:30 PM Central Standard Time on April 1, 2002 that the filing could not be submitted timely. The computer problems were resolved after the deadline for filing on April 1, 2002, and Form 10-K with all attachments will be filed April 2, 2002.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Joanna Hoover                 281                        600-6000 Ext. 527
-------------------        ------------------         --------------------------
     (Name)                    (Area Code)                  (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                       X Yes    __  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       __ Yes    X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                               ITIS Inc.
                                               ----------
                               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     April 2, 2002               By       /s/ Joanna Hoover
     ----------------------            -----------------------------------------
                                        Joanna Hoover
                                        Chief Financial Officer